EXHIBIT 99.1

OR Royalties Announces the Voting Results From Its Annual Meeting of Shareholders

MONTREAL, May 07, 2026 (GLOBE NEWSWIRE) -- OR Royalties Inc. (the “Corporation” or “OR Royalties”) (OR: TSX & NYSE) announces that, at the annual meeting of shareholders held on May 7, 2026, each of the 7 nominees listed in the management information circular filed on April 16, 2026 (the “Circular”) with regulatory authorities were elected as directors of the Corporation. There were 153,620,646 common shares present or represented at the meeting or 81.96% of the 187,441,610 common shares issued and outstanding on March 27, 2026, being the record date for the meeting.

Election of Directors

Based on the proxies received by the Corporation and the votes on a show of hands, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting, with the following results:

RESOLUTION No1 Name of Nominees	Votes cast FOR	Percentage (%) of votes cast FOR	Votes WITHHELD	Percentage (%) of votes cast WITHHELD
Jason Attew	143,980,775	99.25	1,091,349	0.75
Patrick Godin	144,963,193	99.92	108,931	0.08
Pierre Labbé	135,463,268	93.38	9,608,856	6.62
Wendy Louie	143,806,354	99.13	1,265,770	0.87
Norman MacDonald	135,121,442	93.14	9,950,682	6.86
Candace MacGibbon	143,812,866	99.13	1,259,258	0.87
Kevin Thomson	143,834,168	99.15	1,237,956	0.85

Appointment and Remuneration of Auditor

Based on the proxies received by the Corporation and the votes on a show of hands, PricewaterhouseCoopers, LLP, Chartered Professional Accountants, was appointed as independent auditor of the Corporation for the ensuing year and the directors are authorized to fix its remuneration, with the following results:

RESOLUTION No2	Votes cast FOR	Percentage (%) of votes cast FOR	Votes WITHHELD	Percentage (%) of votes cast WITHHELD
Appointment and Remuneration of Auditor	153,304,424	99.79	316,222	0.21

Approval of the Continuation of the Corporation’s Second Amended and Restated Shareholder Rights Plan

Based on the proxies received by the Corporation and the votes on a show of hands with respect to the adoption of an ordinary resolution to approve the continuation of the Corporation’s Second Amended and Restated Shareholder Rights Plan, the results on this matter were as follows:

RESOLUTION No3	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) of votes cast AGAINST
Ordinary Resolution to approve the continuation of the Corporation’s Second Amended and Restated Shareholder Rights Plan	139,768,786	96.34	5,303,335	3.66

Advisory Resolution on Executive Compensation

Based on the proxies received by the Corporation and the votes on a show of hands with respect to the adoption of an advisory resolution accepting the Corporation’s approach to executive compensation, the results on this matter were as follows:

RESOLUTION No4	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) of votes cast AGAINST
Advisory Resolution on Executive Compensation	138,654,502	95.58	6,417,619	4.42

About OR Royalties Inc.

OR Royalties is a precious metals royalty and streaming company focused on Tier-1 mining jurisdictions defined as Canada, the United States, and Australia. OR Royalties commenced activities in June 2014 with a single producing asset, and today holds a portfolio of over 195 royalties, streams and similar interests. OR Royalties’ portfolio is anchored by its cornerstone asset, the 3-5% net smelter return royalty on Agnico Eagle Mines Ltd.’s Canadian Malartic Complex, one of the world’s largest gold mines.

OR Royalties’ head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact OR Royalties Inc.:

Grant Moenting Vice President, Capital Markets Cell: (365) 275-1954 Email: gmoenting@orroyalties.com	Heather Taylor Vice President, Sustainability and Communications Tel: (647) 477-2087 Email: htaylor@orroyalties.com